UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Investor Presentation Related to Potential New Israeli Debenture Series

On March 13, 2019, Formula Systems (1985) Ltd. (“Formula”) published with the Tel Aviv Stock Exchange (the “TASE”) and the Israel Securities Authority (the “ISA”) an investor presentation that it will be using in connection with its marketing efforts for Formula’s new series of secured debentures—Series C Debentures— that may potentially be issued by Formula in Israel. A copy of the investor presentation is appended as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”).

A description of the potential offering of the Series C Debentures in Israel was contained in Formula’s Form 6-K that it furnished to the U.S. Securities and Exchange Commission on March 11, 2019, which description is incorporated by reference herein.

No U.S. Offering

This Report of Foreign Private Issuer on Form 6-K (including the investor presentation appended as Exhibit 99.1 hereto) is not an offer of securities for sale in the United States. Any securities— including the Series C Debentures to be potentially offered— may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or an exemption from the registration requirements thereunder. Any offering of securities pursuant to the shelf prospectus and any supplemental shelf offering report that may be published by Formula in Israel will be made only in Israel to residents of Israel, will not be registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: March 13, 2019	By:	/s/ Asaf Berenstin
Name: Asaf Berenstin
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Investor presentation for potential Israeli offering of new series of secured debentures of Formula Systems (1985) Ltd. (no offering to U.S. investors)

3